	Exhibit 12(d)

PPL MONTANA, LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	2001	2000

Fixed charges, as defined:
Interest expense on credit facility	$2	$16
Amortization of financing costs	1	3
Amortization of wholesale energy commitments	6	7
Interest with rental expense	15	6

Total fixed charges	$24	$32

Earnings, as defined:
Net income	$103	$87

Add (Deduct):
Income taxes	68	58

Total fixed charges as above	24	32

Total earnings	$195	$177

Ratio of earnings to fixed charges	8.1	5.5

(a) 2000 net income excluding extraordinary item.